Exhibit 99.1

B Communications Ltd.

Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited)

B Communications Ltd.

Condensed Consolidated Interim Financial Statements (unaudited)

2

B Communications Ltd.

Condensed Consolidated Statements of Financial Position

(In millions)

		Convenience translation into U.S. dollars (Note A)
	June 30, 2016	June 30, 2016	June 30, 2015	December 31, 2015
	NIS	US$	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	1,357	353	865	581
Restricted cash	658	171	29	155
Investments	1,584	412	1,897	1,535
Trade receivables, net	2,029	527	2,256	2,058
Other receivables	239	63	244	286
Inventory	109	28	96	115

Total current assets	5,976	1,554	5,387	4,730

Long-term trade and other receivables	647	168	656	674
Property, plant and equipment	7,120	1,851	7,345	7,197
Intangible assets	6,859	1,784	*7,419	7,118
Deferred expenses and investments	636	165	537	643
Broadcasting rights	455	118	471	456
Investment in equity-accounted investee	21	6	28	25
Deferred tax assets	1,099	286	*1,194	1,279

Total non-current assets	16,837	4,378	17,650	17,392

Total assets	22,813	5,932	23,037	22,122

*	Reclassified

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

B Communications Ltd.

Condensed Consolidated Statements of Financial Position (cont’d)

(In millions)

		Convenience translation into U.S. dollars (Note A)
	June 30, 2016	June 30, 2016	June 30, 2015	December 31, 2015
	NIS	US$	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Liabilities
Bank loans and credit and debentures	2,184	568	2,110	2,089
Trade and other payables	1,607	418	1,820	1,694
Related party	208	54	*217	233
Current tax liabilities	698	182	777	705
Provisions	90	23	90	100
Employee benefits	370	96	272	378
Total current liabilities	5,157	1,341	5,286	5,199

Bank loans and debentures	12,716	3,307	12,890	12,290
Employee benefits	239	62	238	240
Other liabilities	252	66	202	227
Provisions	46	12	70	46
Deferred tax liabilities	667	173	805	729
Total non-current liabilities	13,920	3,620	14,205	13,532

Total liabilities	19,077	4,961	19,491	18,731

Equity
Total equity attributable to equity holders of the Company	1,426	371	972	1,045
Non-controlling interests	2,310	600	2,574	2,346

Total equity	3,736	971	3,546	3,391

Total liabilities and equity	22,813	5,932	23,037	22,122

*	Reclassified

Date of approval of the financial statements: August 4, 2016

/s/ Doron Turgeman	/s/ Itzik Tadmor
CEO	Principal Financial Officer

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

B Communications Ltd.

Condensed Consolidated Statements of Income

(In millions, except per share data)

		Six months period ended June 30,			Three months period ended June 30,
			Convenience translation into U.S. dollars (Note A)			Convenience translation into U.S. dollars (Note A)
		2016	2016	2015	2016	2016	2015
	Note	NIS	US$	NIS	NIS	US$	NIS

Revenues	9	5,070	1,318	4,777	2,511	653	2,603

Cost and expenses
Depreciation and amortization		1,083	281	1,011	538	140	572
Salaries		1,008	262	937	494	129	498
General and operating expenses	10	1,995	519	1,804	974	253	1,003
Other operating income, net	11	(7)	(2)	(93)	(12)	(3)	(82)

		4,079	1,060	3,659	1,994	519	1,991

Operating income		991	258	1,118	517	134	612

Financing expenses (income)	12
Finance expenses		410	106	524	193	50	275
Finance income		(75)	(19)	(218)	(50)	(13)	(66)

Financing expenses, net		335	87	306	143	37	209

Income after financing expenses, net		656	171	812	374	97	403

Share of income (loss) in equity-accounted investee		(2)	(1)	16	(1)	*	-

Income before income tax		654	170	828	373	97	403

Income tax		230	60	256	109	28	137

Net income for the period		424	110	572	264	69	266

Income attributable to:
Owners of the company		17	4	69	40	10	21
Non-controlling interests		407	106	503	224	59	245

Net income for the period		424	110	572	264	69	266

Earnings per share
Net income, basic		0.59	0.15	2.31	1.35	0.35	0.72
Net income, diluted		0.59	0.15	2.27	1.35	0.35	0.70

*	Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

B Communications Ltd.

Condensed Consolidated Statements of Comprehensive Income

(In millions)

	Six months period ended June 30,			Three months period ended June 30,
		Convenience translation into U.S. dollars			Convenience translation into U.S. dollars
		(Note A)			(Note A)
	2016	2016	2015	2016	2016	2015
	NIS	US$	NIS	NIS	US$	NIS
Net income for the period	424	110	572	264	69	266

Items of other comprehensive income) expenses), net of tax	(5)	(1)	33	5	1	16

Total of other comprehensive income for the period	419	109	605	269	70	282

Attributable to:
Owners of the Company	16	4	79	42	10	26
Non-controlling interests	403	105	526	227	60	256

Total of other comprehensive income for the period	419	109	605	269	70	282

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except number of shares)

	Attributable to owners of the Company									Convenience
	Share capital							Non-		translation
	Number of Shares(1)	Amount	Share premium	Treasury Shares	Other reserves	Retained earnings	Total	Controlling interests	Total equity	into U.S. dollars
	NIS 0.1 par value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
For the six months period ended June 30, 2016 (unaudited)
Balance as at January 1, 2016 (audited)	29,889,045	3	1,057	(*)	(47)	32	1,045	2,346	3,391	882
Exercise of options in a subsidiary	-	-	-	-	(2)	-	(2)	6	4	1
Transactions with non- controlling interest, net of tax	-	-	-	-	-	722	722	127	849	220
Dividends to non-controlling interests	-	-	-	-	-	-	-	(572)	(572)	(149)
Dividends to shareholders	-	-	-	-	-	(355)	(355)	-	(355)	(92)

Other comprehensive income, net of tax	-	-	-	-	(1)	-	(1)	(4)	(5)	(1)
Net income for the period	-	-	-	-	-	17	17	407	424	110
Comprehensive income (loss) for the period	-	-	-	-	(1)	17	16	403	419	109

Balance as at June 30, 2016 (unaudited)	29,889,045	3	1,057	(*)	(50)	416	1,426	2,310	3,736	971

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

7

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity (cont’d)

(In millions except number of shares)

	Attributable to owners of the Company
	Share capital							Non-
	Number of Shares(1)	Amount	Share premium	Treasury Shares	Other reserves	Retained earnings	Total	Controlling interests	Total equity
	NIS 0.1
	par value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
For the six months period ended June 30, 2015 (unaudited)
Balance as at January 1, 2015 (audited)	29,889,045	3	1,057	(*)	(48)	(51)	961	2,627	3,588
Exercise of options in a subsidiary	-	-	-	-	(1)	-	(1)	6	5
Dividends to non-controlling interests	-	-	-	-	-	-	-	(585)	(585)
Dividends to shareholders	-	-	-	-	-	(67)	(67)	-	(67)

Other comprehensive income, net of tax	-	-	-	-	10	-	10	23	33
Net income for the period	-	-	-	-	-	69	69	503	572
Comprehensive income for the period	-	-	-	-	10	69	79	526	605

Balance as at June 30, 2015 (unaudited)	29,889,045	3	1,057	(*)	(39)	(49)	972	2,574	3,546

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

8

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity (cont’d)

(In millions except number of shares)

	Attributable to owners of the Company									Convenience
	Share capital							Non-		translation
	Number of Shares(1)	Amount	Share premium	Treasury Shares	Other reserves	Retained earnings	Total	Controlling interests	Total equity	into U.S. dollars
	NIS 0.1
	par value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
For the three months period ended June 30, 2016 (unaudited)
Balance as at April 1, 2016 (unaudited)	29,889,045	3	1,057	(*)	(51)	731	1,740	2,654	4,394	1,142
Exercise of options in a subsidiary	-	-	-	-	(1)	-	(1)	1	-	-
Dividends to non-controlling interests	-	-	-	-	-	-	-	(572)	(572)	(149)
Dividends to shareholders	-	-	-	-	-	(355)	(355)	-	(355)	(92)

Other comprehensive income, net of tax	-	-	-	-	2	-	2	3	5	1
Net income for the period	-	-	-	-	-	40	40	224	264	69
Comprehensive income for the period	-	-	-	-	2	40	42	227	269	70

Balance as at June 30, 2016 (unaudited)	29,889,045	3	1,057	(*)	(50)	416	1,426	2,310	3,736	971

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

**	Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

9

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity (cont’d)

(In millions except number of shares)

	Attributable to owners of the Company
	Share capital							Non-
	Number of Shares(1)	Amount	Share premium	Treasury Shares	Other reserves	Retained earnings	Total	Controlling interests	Total equity
	NIS 0.1
	par value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
For the three months period ended June 30, 2015 (unaudited)
Balance as at April 1, 2015 (unaudited)	29,889,045	3	1,057	(*)	(43)	(3)	1,014	2,900	3,914
Exercise of options in a subsidiary	-	-	-	-	(1)	-	(1)	3	2
Dividends to non-controlling interests	-	-	-	-	-	-	-	(585)	(585)
Dividends to shareholders	-	-	-	-	-	(67)	(67)	-	(67)

Other comprehensive income, net of tax	-	-	-	-	5	-	5	11	16
Net income for the period	-	-	-	-	-	21	21	245	266
Comprehensive income for the period	-	-	-	-	5	21	26	256	282

Balance as at June 30, 2015 (unaudited)	29,889,045	3	1,057	(*)	(39)	(49)	972	2,574	3,546

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

**	Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

10

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows

(In millions)

	Six months period ended			Three months period ended
	June 30			March 31
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
	2016	2016	2015	2016	2016	2015
	NIS	US$	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities

Net income for the period	424	110	572	264	69	266

Adjustments:
Depreciation and amortization	1,083	282	1,011	537	140	572
Profit from consolidation of investee	-	-	(12)	-	-	-
Share in profit of equity accounted investees	2	1	(16)	1	*	-
Finance expenses, net	349	91	349	150	39	219
Capital gains, net	(40)	(10)	(94)	(29)	(8)	(89)
Income tax expenses	230	60	256	109	28	137
Other	-	-	(5)	-	-	(4)

Change in inventory	5	1	-	14	4	(9)
Change in trade and other receivables	63	16	145	98	25	61
Change in trade and other payables	(98)	(26)	(195)	(160)	(41)	(150)
Changes in provisions	(9)	(2)	9	3	1	6
Changes in employee benefits	(8)	(2)	1	(9)	(2)	(3)
Changes in broadcasting rights	1	*	(11)	1	*	(11)
Change in other liabilities	(9)	(2)	-	(6)	(2)	-
Net income tax paid	(244)	(64)	(240)	(119)	(31)	(174)

Net cash provided by operating activities	1,749	455	1,767	854	222	821

Cash flows from investing activities

Purchase of property, plant and equipment	(611)	(159)	(665)	(317)	(83)	(363)
Investment in intangible assets and deferred expenses	(121)	(31)	(214)	(70)	(18)	(148)
Proceeds from the sale of property, plant and equipment	98	25	97	56	15	84
Change in investments, net	(58)	(15)	1,225	(208)	(54)	1,568
Net deposits to restricted cash	(503)	(131)	36	57	15	(12)
Proceeds from disposal of investments	-	-	(1)	-	-	3
Obtaining control over investee	-	-	299	-	-	-
Other	3	1	15	15	4	9

Net cash generated from (used in) investing activities	(1,192)	(310)	792	(467)	(121)	1,141

* Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

11

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows (cont’d)

(In millions)

	Six months period ended			Three months period ended
	June 30			June 30
		Convenience			Convenience
		translation			Translation
		into			into
		U.S. dollars			U.S. dollars
	2016	2016	2015	2016	2016	2015
	NIS	US$	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from financing activities

Repayment of debentures and loans	(1,223)	(318)	(906)	(833)	(217)	(832)
Proceeds from issuance of debentures and loans received	1,823	474	228	1,823	474	228
Interest paid	(354)	(92)	(382)	(299)	(77)	(339)
Transactions with non-controlling interest	979	255	-	-	-	-
Dividends paid by Bezeq to non-controlling interests	(572)	(149)	(585)	(572)	(149)	(585)
Dividend to shareholders	(355)	(92)	(67)	(355)	(92)	(67)
Payments to related party	(58)	(15)	(680)	-	-	(680)
Others	(21)	(6)	(15)	(22)	(6)	(18)

Net cash used in financing activities	219	57	(2,407)	(258)	(67)	(2,293)

Net increase in cash and cash equivalents	776	202	152	129	34	(331)

Cash and cash equivalents as at the beginning of the period	581	151	713	1,228	319	1,196

Cash and cash equivalents as at the end of the period	1,357	353	865	1,357	353	865

The accompanying notes are an integral part of these condensed consolidated financial statements.

12

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

B Communications Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at June 30, 2016 and for the six and three month periods then ended include the accounts of the Company and its subsidiaries. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (“IGLD” or “Internet Gold”) and its ultimate parent is Eurocom Holdings (1979) Ltd. (“Eurocom”).

As used in these condensed consolidated interim financial statements “Bezeq” means Bezeq The Israel Telecommunications Corp. Ltd., “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” means DBS Satellite Services (1998) Ltd. Bezeq, Pelephone, Bezeq International and DBS are sometimes collectively referred to as the Bezeq Group in these condensed consolidated interim financial statements.

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq - and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel Aviv Stock Exchange.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

On February 1, 2016, the Company sold 115,500,000 shares of Bezeq for NIS 8.5 per share or NIS 982 (4.18% of the outstanding shares of Bezeq). The Company retained a 26.34% ownership interest in Bezeq, following the closing of the transaction, while retaining de facto control over Bezeq. For more information see note 12F to the consolidated financial statements of the Company as at December 31, 2015 and for the year then ended (the "Annual Financial Statements").

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to the understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at December 31, 2015, and for the year then ended. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with Annual Financial Statements.

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 4, 2016.

B.	Use of estimates and judgment

Preparing the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The judgments made by management, when applying the Bezeq Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

13

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont'd)

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at June 30, 2016, have been presented in dollars, translated at the representative rate of exchange as at June 30, 2016 (NIS 3.846 = US$ 1.00). The dollar amounts presented in these condensed consolidated interim financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Bezeq Group in these condensed consolidated interim financial statements are the same as those applied by the Bezeq Group in its Annual Financial Statements.

Changes in accounting policy

Non-controlling interests

On January 1, 2016, the Bezeq Group changed its accounting policy with respect to transactions with non-controlling interests, while retaining control. According to the new accounting policy, the difference between the consideration paid or received for change in non-controlling interests is recognized in retained earnings. The Bezeq Group believes that this presentation provides more relevant information about its distributable earnings.

This change in accounting policy was applied retrospectively and did not have any impact on earnings per share. The following table summarizes the adjustments to equity reserves upon implementation of the new accounting policy:

June 30,2015
As reported
	As		in these
	previously	Effect of	financial
	reported	adjustment	statements
	NIS	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)

Other reserves	(113)	74	(39)

Retained earnings	25	(74)	(49)

14

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities

A.	A detailed description of the Bezeq Group entities appears in Note 12 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Bezeq Group entities since publication of the Annual Financial Statements.

B.	DBS Satellite Services (1998) Ltd. ("DBS")

1)	Business combination with DBS in the prior period

As described in Note 12 to the Annual Financial Statements, Bezeq acquired control of DBS in March 2015.

Accordingly, the Statements of Income and Statement of Cash Flows for the six months ended June 30, 2015 include the operating results of DBS for the period of three months ended March 31, 2015, using the equity accounting method.

In the financial statements as at June 30, 2015, provisional amounts were included for attribution of excess cost arising from the acquisition. On completion of the acquisition and the preparation of an agreement in principle with the tax authorities for the deductible carryforward losses of DBS, as described in Note 12B4 to the Annual Financial Statements, amounts were adjusted retrospectively as follows:

	March 31,2015
	As previously	Effect of	As reported in these financial
	reported	adjustment	statements
	(Unaudited)	(Unaudited)	(Unaudited)
Deferred tax asset, net of
deferred tax liabilities	830	340	1,170
Goodwill	609	(224)	385
Liability to Eurocom DBS	(101)	(116)	(217)

2)	Further to Note 12 regarding the additional consideration to be paid to Eurocom DBS based on the operating results of DBS in the three years period from the acquisition transaction, in March 2016 Bezeq paid the first installment (out of three) of the additional consideration in the amount of NIS 58 million based on the operating results of DBS in 2015.

3)	Financial position of DBS

Since the beginning of its operations, DBS has accumulated considerable losses. The loss of DBS in 2015 amounted to NIS 354 million and the loss in the six months ended June 30, 2016, amounted to NIS 185 million. As a result of these losses, as of June 30, 2016, DBS had an equity deficit and a working capital deficit of NIS 5,203 million and NIS 470 million, respectively.

The management of DBS believes that the financial resources at its disposal, which includes the receipt of loans from Bezeq, will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s board of directors.

15

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Debentures, Loans, and Borrowings

Following the Company’s sale of 115,500,000 Bezeq shares in February 2016, under the terms of the indenture (the “Indenture”) for the Company’s 7⅜% Senior Secured Notes due 2021 (the “Notes”), the NIS 978 of net proceeds from the sale were deposited into a “Lockbox Account”. Under the terms of the Indenture, the Company was required to make an offer to the holders of the Notes within 365 days of receipt of the proceeds to purchase the maximum principal amount of Notes that may be purchased with such proceeds at a cash offer price equal to at least 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase.

On May 26, 2016 the Company announced that its wholly-owned subsidiary, B Communications (SP4) LP (“SP4 LP”), had invited holders of the Notes to submit tenders to purchase their Notes for cash within a purchase price range between $1.00 to $1.07 per $1.00 nominal amount of Notes. On June 27, 2016, the tender offer expired and the clearing price for the tender offer was $1.07 per $1.00 par value of the Notes. The aggregate par value of the Notes that were tendered and purchased by SP4 LP was approximately $18.6.

On August 10, 2014, the Company’s Board of Directors approved the buyback of up to $50 of the Notes. On January 20, 2016, the Company completed its $50 repurchase program and its Board of Directors approved an increase in the program by an additional $50. Through August 4, 2016, the Company purchased $83 par value of the Notes, including the $18.6 purchased in the tender offer in June.

On April 4, 2016, the Company completed the private placement of NIS 148 par value of its Series B Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 162. The private placement was carried out as an increase to the outstanding Series B Debentures, which were first issued in September 2010 and have identical terms. The net proceeds of the private placement increased the Company's unrestricted cash.

On April 21, 2016, Bezeq completed the issuance of 714,050,000 debentures of NIS 1 par value each by extension of Series 9 in accordance with the shelf offering memorandum. The total consideration (gross) that was received amounted to NIS 769. For information about the terms of the debentures, see Note 13 to the Annual Financial Statements.

Further to the provision of Note 13 to the Annual Financial Statements concerning receipt of undertakings from banks and institutions to provide credit to Bezeq for 2016-2017, credit facilities amounting to NIS 900 were made available to Bezeq, based on the undertakings given by the banks on June 1, 2016. The credit terms are set out in Note 13D to the Annual Financial Statements.

Note 6 - Income Tax

On January 4, 2016, the Knesset plenum approved a bill to amend the income tax ordinance that includes a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. Consequently, in the financial statements for the first quarter of 2016, the Group reduced the deferred tax assets and liabilities and recognized an expense of NIS 26 for deferred tax expenses.

16

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Contingent Liabilities

As at June 30, 2016, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group.

In the opinion of the managements of the Group companies, partially based on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 88, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the management of each of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2016 for claims filed against such Group companies on various matters and which are unlikely to be realized, amounted to NIS 7.6 billion. There is also additional exposure of NIS 2.2 billion for legal claims, the merits of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claims are not stated in the legal claims.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section B below.

17

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Contingent Liabilities (cont'd)

A.	Below is a description of the contingent liabilities of the Group (including DBS) as at June 30, 2016, classified into groups with similar characteristics:

		Balance of provisions	Amount of additional exposure		Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS		NIS
		Unaudited

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of Bezeq in respect of recognition of various salary components as components for calculation of payments to Bezeq employees, some of which have wide ramifications in Bezeq.	9	106		-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	51	5,252		2,267

Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of services and/or products.	3	212		1

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	3	44		3

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,001	*	-

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	11	14		-

		88	7,629		2,271

*	Total exposure of NIS 2 billion for a claim filed by a shareholder against Bezeq and its officers, in which the plaintiff estimates damages of NIS 1.1 billion or NIS 2 billion.

18

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Contingent Liabilities (cont'd)

B.	Subsequent customer claims

Subsequent to the reporting date, claims amounting to NIS 34 were filed against Group companies, and a claim without a monetary estimate was also filed. At the approval date of the financial statements, the merits of these claims cannot yet be assessed. In addition, claims with exposure of NIS 20 came to an end.

On July 28, 2016, the Company, its parent company, Internet Gold, and the members of the Company’s Board of Directors were named as respondents in a purported motion to certify a claim as a derivative action instituted in the Tel Aviv District Court (Economic Affairs Division).

The derivative action seeks, among other things, the payment of damages of NIS 113 (together with interest) and the repayment by Internet Gold of its distributive share of the dividend paid by the Company in the amount of NIS 73.2 (together with interest), alleging that the Company unlawfully distributed a portion of the dividend distributed in June 2016. The claim is that out of the NIS 355 distribution, NIS 113 was not derived from the net profits of the Company and therefore could not be considered “retained earnings” that can be legally distributed in accordance with the Israeli Companies Law.

While at this preliminary stage it is too early to definitively assess the claim's merits, the Company's legal advisor‘s preliminary finding is that the defendants acted legally and that the purported derivative action has no legal merit.

Note 8 - Capital and Capital Reserves

	Authorized	Registered and paid up	Authorized	Registered and paid up
	December 31	December 31	June 30	June 30
	2015	2015	2016	2016
	Number of shares		Number of shares

Ordinary shares of NIS 0.1 par value each	50,000,000	29,889,045	50,000,000	29,889,045

On May 25, 2016, the Company's board of directors declared a cash dividend of NIS 355. The dividend was paid on June 29, 2016.

19

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Revenues

	Six months period ended		Three months period ended
	June 30		June 30
	2016	2015	2016	2015
	NIS	NIS	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Domestic fixed line communications
Fixed line telephony	737	783	363	388
Internet - infrastructure	775	770	389	387
Transmission and data communication	422	415	210	208
Other services	115	113	56	55
	2,049	2,081	1,018	1,038
Cellular
Cellular services and terminal equipment	890	975	446	489
Sale of terminal equipment	418	443	202	219
	1,308	1,418	648	708

International communications, internet services and NEP	737	739	360	368

Multi-channel Television	873	439	434	439

Others	103	100	51	50

	5,070	4,777	2,511	2,603

Note 10 - General and Operating Expenses

	Six months period ended		Three months period ended
	June 30		June 30
	2016	2015	2016	2015
	NIS	NIS	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Terminal equipment and materials	417	431	201	205
Interconnectivity and payments to domestic and international operators	423	453	211	241
Maintenance of buildings and sites	299	306	145	156
Marketing and general expenses	350	292	170	161
Services and maintenance by sub-contractors	124	89	61	55
Vehicle maintenance expenses	81	76	39	41
Content services expenses	301	157	147	144
	1,995	1,804	974	1,003

20

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Other Operating Expenses (Income), net

	Six months period ended		Three months period ended
	June 30		June 30
	2016	2015	2016	2015
	NIS	NIS	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Provision for severance pay in early retirement	15	1	14	1
Capital gain from sale of property plant and equipment	(40)	(94)	(29)	(89)
Others	18	-	3	6
	(7)	(93)	(12)	(82)

Note 12 - Financing Expenses (Income)

	Six months period ended		Three months period ended
	June 30		June 30
	2016	2015	2016	2015
	NIS	NIS	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Income on bank deposits, investments and others	(8)	(13)	(3)	(7)
Change in fair value of financial assets measured at fair value through profit or loss	(29)	(106)	(29)	(24)
Income in respect of credit in sales, net of discount	(22)	(28)	(11)	(13)
Interest and linkage differences from loans to an associate	-	(21)	-	-
Linkage and exchange rate differences	(4)	-	-	-
Other finance income	(12)	(50)	(7)	(22)

Total financing income	(75)	(218)	(50)	(66)

Interest expenses on financial liabilities	339	341	161	178
Linkage and exchange rate differences, net	11	40	25	39
Change in fair value of financial assets measured at fair value through profit or loss	10	111	-	38
Other financing expenses	50	32	7	20

Total financing expenses	410	524	193	275

Financing expense, net	335	306	143	209

21

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Financial Instruments

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 17.E.1 to the Annual Financial Statements.

	December 31, 2015		June 30, 2016
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS

Bank loans
Unlinked	1,904	2,044	2,774	2,928
Debentures
Issued to the public (CPI linked)	3,816	4,006	3,487	3,733
Issued to the public (unlinked)	1,991	2,119	2,291	2,397
Issued to institutional investors (CPI linked)	1,310	1,314	1,286	1,293
Issued to institutional investors (US$ linked)	2,986	3,258	2,694	2,950
Issued to institutional investors (unlinked)	403	458	403	450
	12,410	13,199	12,935	13,751

(2)	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to measure the fair value of investments in exchange traded funds (“ETFs”, monetary funds, marketable securities, and forward contracts on the CPI or foreign currency are described in Note 17.E.2 to the annual financial statements.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	193	-	-	193
Future credit from bank	-	2	-	2
Marketable securities	772	-	-	772
Derivatives not used in hedging
Forward contracts on foreign currencies	-	180	-	180
Forward contracts on CPI	-	(163)	-	(163)
Available-for-sale financial assets
Unmarketable shares	-	-	2	2
Contingent consideration for a business combination	-	-	(233)	(233)

	965	19	(231)	753

22

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Financial Instruments (cont'd)

(2)	Fair value hierarchy (cont'd)

	June 30, 2016
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	48	-	-	48
Future credit from bank	-	(6)	-	(6)
Marketable securities	671	-	-	671
Forward contracts on foreign currencies	-	163	-	163
Forward contracts on CPI	-	(182)	-	(182)
Contingent consideration for a business combination	-	-	(237)	(237)

	719	(25)	(237)	457

Note 14 - Segment Reporting

A.	Further to Note 12B to the annual financial statements, Bezeq's investment in DBS was presented on the basis of the equity method up to March 23, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 4 above. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

23

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Segment Reporting (cont'd)

B.	Operating Segments

	Six-month period ended June 30, 2016 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	2,050	1,307	737	872	101	-	5,067
Inter-segment revenues	162	22	35	1	7	(224)	3
Total revenue	2,212	1,329	772	873	108	(224)	5,070
Depreciation and amortization	368	199	68	150	8	293	1,086
Segment results - operating income (loss)	1,076	9	84	134	(17)	(295)	991
Finance income	18	25	3	12	5	12	75
Finance expenses	(224)	(2)	(8)	(330)	(1)	155	(410)
Total finance income (expense), net	(206)	23	(5)	(318)	4	167	(335)
Segment profit (loss) after finance expenses, net	870	32	79	(184)	(13)	(128)	656
Share in loss of equity-accounted investee	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	870	32	79	(184)	(15)	(128)	654
Income tax	216	6	20	1	-	(13)	230
Segment results - net profit (loss)	654	26	59	(185)	(15)	(115)	424

24

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Segment Reporting (cont'd)

B.	Operating Segments (cont'd)

	Six-month period ended June 30, 2015 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	2,079	1,418	736	878	100	(440)	4,771
Inter-segment revenues	139	30	48	1	7	(219)	6
Total revenue	2,218	1,448	784	879	107	(659)	4,777
Depreciation and amortization	356	210	65	157	6	217	1,011
Segment results - operating income (loss)	1,209	85	123	129	(4)	(424)	1,118
Finance income	45	31	4	23	9	104	216
Finance expenses	(220)	(3)	(7)	(320)	(1)	29	(522)
Total finance income (expense), net	(175)	28	(3)	(297)	8	133	(306)
Segment profit (loss) after finance expenses, net	1,034	113	120	(168)	4	(291)	812
Share in income of equity-accounted investee	-	-	-	-	-	16	16
Segment profit (loss) before income tax	1,034	113	120	(168)	4	(275)	828
Income tax	306	28	31	1	-	(110)	256
Segment results - net profit (loss)	728	85	89	(169)	4	(165)	572

25

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Segment Reporting (cont'd)

B.	Operating Segments (cont'd)

	Three-month period ended June 30, 2016 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	1,018	647	360	434	52	-	2,511
Inter-segment revenues	82	11	17	-	2	(112)	-
Total revenue	1,100	658	377	434	54	(112)	2,511
Depreciation and amortization	185	95	35	74	3	148	540
Segment results - operating income (loss)	540	8	47	77	(8)	(147)	517
Finance income	10	13	1	15	1	3	43
Finance expenses	(115)	(2)	(4)	(206)	-	141	(186)
Total finance income (expense), net	(105)	11	(3)	(191)	1	144	(143)
Segment profit (loss) after finance expenses, net	435	19	44	(114)	(7)	(3)	374
Share in income of equity-accounted investee	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	435	19	44	(114)	(8)	(3)	373
Income tax	109	6	11	-	-	(17)	109
Segment results - net profit (loss)	326	13	33	(114)	(8)	14	264

26

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Segment Reporting (cont'd)

B.	Operating Segments (cont'd)

	Three-month period ended June 30, 2015 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	1,037	709	368	438	51	-	2,603
Inter-segment revenues	68	12	23	1	3	(107)	-
Total revenue	1,105	721	391	439	54	(107)	2,603
Depreciation and amortization	180	106	33	81	3	169	572
Segment results - operating income (loss)	662	53	61	70	(2)	(232)	612
Finance income	1	14	1	(19)	5	62	64
Finance expenses	(122)	-	(3)	(216)	(1)	69	(273)
Total finance income (expense), net	(121)	14	(2)	(235)	4	131	(209)
Segment profit (loss) after finance expenses, net	541	67	59	(165)	2	(101)	403
Share in income of equity-accounted investee	-	-	-	-	-	-	-
Segment profit (loss) before income tax	541	67	59	(165)	2	(101)	403
Income tax	180	18	14	1	-	(76)	137
Segment results - net profit (loss)	361	49	45	(166)	2	(25)	266

27

B Communications Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Segment Reporting (cont'd)

C.	Adjustments for segment reporting of profit or loss

	Six months period ended		Three months period ended
	June 30		June 30
	2016	2015	2016	2015
	NIS	NIS	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Profit or loss
Operating income for reporting segments	1,303	1,546	672	846
Elimination of expenses from a segment classified as an associate	-	(59)	-	-
Financing expenses, net	(335)	(306)	(143)	(209)
Share in the (loss) income of equity-accounted investees	(2)	16	(1)	-
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(194)	(308)	(97)	(180)
Loss from operations classified in other categories and other adjustments	(118)	(61)	(58)	(54)
Consolidated profit before income tax	654	828	373	403

Note 15 - Transactions With Interested And Related Parties

On June 30, 2016, the general meeting of Bezeq's shareholders, after approval by Bezeq's compensation committee and Board of Directors, approved extending the engagement between Bezeq and Eurocom Communications Ltd. in an amended agreement to provide Bezeq with ongoing management and consultation services for NIS 6.4 million per year. The term of the agreement is for three years beginning June 1, 2016, unless either of the parties gives three-months prior notice of termination of the agreement.

Note 16 - Dividends From Bezeq

A.	On March 16, 2016, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 776. On May 3, 2016, Bezeq's shareholders approved the dividend distribution and on May 30, 2016, the Company received its share of the dividend distribution in the amount of NIS 204.

B.	On August 3, 2016, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 665. As at the approval date of the financial statements, the dividend has not yet been approved by Bezeq’s general meeting.

28